EXHIBIT 99.1

CERTIFICATION OF PERIODIC REPORT

I, Craig R. Ramsey, Executive Vice President, Chief Financial Officer and Secretary of AMC Entertainment Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) the Quarterly Report on Form 10-Q of the Company for the
    quarterly period ended June 27, 2002, (the "Report") fully
    complies with the requirements of Section 13(a) or 15(d) of the Securities
    Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the
    financial condition and results of operations of the Company.

Dated: August 9, 2002

/s/ Craig R. Ramsey_____
Craig R. Ramsey
Executive Vice President,
Chief Financial Officer and Secretary